UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3 to SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
INTERMUNE, INC.
(Name of Subject Company)
ROCHE HOLDINGS, INC. KLEE ACQUISITION CORPORATION
(Names of Filing Persons – Offeror)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
45884X103
(Cusip Number of Class of Securities)
Frederick C. Kentz III Roche Holdings, Inc. 1 DNA, MS #24, South San Francisco, CA 94080 Telephone: (650) 225-1000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)
Copies to:
Marc O. Williams, Esq. Davis Polk & Wardwell LLP 450 Lexington Avenue New York, New York 10017 Telephone: (212) 450-4000
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☒         third-party tender offer subject to Rule 14d-1.
☐          issuer tender offer subject to Rule 13e-4.
☐          going-private transaction subject to Rule 13e-3.
☐          amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.

This Amendment No. 3 (“Amendment No. 3”) to the Tender Offer Statement on Schedule TO (as previously amended, together with any subsequent amendments thereto and together with the exhibits thereto, the “Schedule TO”) amends and supplements the statement originally filed on August 29, 2014 by Roche Holdings, Inc., a Delaware corporation (“Parent”), and Klee Acquisition Corporation, a Delaware corporation and wholly owned subsidiary of Parent (the “Purchaser”).  This Amendment No. 3 and the Schedule TO relate to the offer by Purchaser to purchase all outstanding shares of common stock, par value $0.001 per share (the “Shares”), of InterMune, Inc., a Delaware corporation, at a purchase price of $74.00 per Share, net to the seller in cash, without interest and less any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated August 29, 2014 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal,” which, together with any amendments or supplements thereto from time to time, constitutes the “Offer”).  The initial expiration date of the Offer is at 12:00 midnight, New York City time, at the end of the day on Friday, September 26, 2014, unless the offer is extended or earlier terminated as permitted by the Merger Agreement and applicable law.

Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings ascribed to them in the Offer to Purchase.  Except as set forth below, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 3.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 of the Schedule TO are hereby amended and supplemented as follows:

(a) The following paragraph is hereby inserted after the last paragraph under the heading “16. Certain Legal Matters; Regulatory Approvals—Regulatory Matters—U.S. Antitrust” of the Offer to Purchase:

“As of 11:59 p.m., New York City time, on September 22, 2014, the waiting period under the HSR Act applicable to the Offer expired.  Accordingly, the condition to the Offer relating to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

(b) The fourth paragraph under the heading “16. Certain Legal Matters; Regulatory Approvals—Litigation Related to the Merger” of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

“On September 17, 2014, the plaintiff in the Paul action pending in California state court filed an application for a temporary restraining order precluding the closing of the Offer pending the issuance of certain supplemental disclosures.  On September 18, 2014, the defendants in the Paul action filed an opposition to this application as well as a motion to dismiss the Paul action on the basis of an exclusive forum selection provision in InterMune’s bylaws. Plaintiff’s application for a temporary restraining order was scheduled to be heard on September 23, 2014, and the defendants’ motion to dismiss is scheduled to be heard on October 17, 2014.  On September 20, 2014, Plaintiff agreed to withdraw its application for a temporary restraining order, which it did on September 22, 2014.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 23, 2014

KLEE ACQUISITION CORPORATION

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
	Name:	Bruce Resnick
	Title:	Vice President and Tax Counsel